UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*


                                  Kintera, Inc.
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    49720P506
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                                 (CUSIP Number)


	Clint Coghill
	Coghill Capital Management
	1 N Wacker Dr. Ste. #4350
	Chicago, IL 60606
	312-324-2000


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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               February 7, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

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CUSIP NO. 49720P506                     13D                          PAGE 2 OF 8
-------------------                                                  -----------

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   1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   CCM Master Qualified Fund, Ltd.*  98-0363044
          Coghill Capital Management, LLC.+*  36-4313801
          Clint D. Coghill+*
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a)[ ]
                                                                         (b)[x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          CCM Master Qualified Fund, Ltd.* - Cayman Islands
 	   Coghill Capital Management, LLC.+* - Delaware, USA
          Clint D. Coghill+* - USA

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                                7    SOLE VOTING POWER
                                     0

         NUMBER OF            ------ -------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY                 3,979,407**
          OWNED BY
            EACH              ------ -------------------------------------------
         REPORTING              9    SOLE DISPOSITIVE POWER
           PERSON                    0
            WITH
                              ------ -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     3,979,407**

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,979,407**
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%***
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CCM Master Qualified Fund, Ltd.* - CO
   Coghill Capital Management, LLC.+* - IA
          Clint D. Coghill+* - IN

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

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CUSIP NO. 49720P506                     13D                          PAGE 3 OF 8
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                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, of Kintera, Inc. (the "Issuer"). The address of the Issuer's principal offices is:

9605 Scranton Road, Suite 200
San Diego, CA 92121

Item 2.   Identity and Background.
          -----------------------

          (a) The name of the reporting persons are:  CCM Master
Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and
Clint D. Coghill+*.

          (b) The address of principal business office is:
1 N. Wacker Dr. Ste. #4350
Chicago, IL 60606

          (c) Coghill Capital Management LLC+*, is an SEC registered investment advisor.

          (d) During the five years prior to the date hereof, CCM
Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been convicted in a criminal proceeding
 (excluding traffic violations or similar misdemeanors).

          (e) During the five years prior to the date hereof, CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

          (f) Coghill Capital Management, LLC is incorporated in Delaware, USA.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Working Capital of CCM Master Qualified Fund, Ltd.*

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CUSIP NO. 49720P506                     13D                          PAGE 4 OF 8
-------------------                                                  -----------

Item 4.   Purpose of Transaction.
          ----------------------

          All shares were acquired for investment purposes.  On
February 6, 2007, the Reporting Persons sent to the Company?s Board of Directors (?Board?) a letter requesting that the Board consider making changes to current management. A copy of this letter is attached hereto as Exhibit 1 to this Schedule 13D, pursuant to Item 7. Except as set forth above, CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC*+, and or Clint D. Coghill have no present plans which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any material change in the present capitalization or dividend policy of the Issuer;

          (e) Any other material change in the Issuer's business or corporate structure;

          (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

          (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (i) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) CCM Master Qualified Fund, Ltd*, Coghill Capital Management,
LLC+*, and Clint D. Coghill+* have beneficial ownership of 3,979,407** shares (9.9%***).

-------------------                                                  -----------
CUSIP NO. 49720P506                     13D                          PAGE 5 OF 8
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          (b) Number of Shares as to which CCM Master Qualified
Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D.
Coghill+* have:

               (i)    sole power to vote or to direct the vote:

                      0 shares of Common Stock.

               (ii)   shared power to vote or to direct the vote:

                      3,979,407** shares of Common Stock (9.9%***).

               (iii)  sole power to dispose or to direct the disposition:

                      0 shares of Common Stock.

               (iv)   shared power to dispose or to direct the disposition:

                      3,979,407** shares of Common Stock (9.9%***).

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CUSIP NO. 49720P506                     13D                          PAGE 6 OF 8
-------------------                                                  -----------

          (c) Transaction occurring during the past sixty days:
purchase in a private placement by the Company on December 12, 2006 of 400,000** shares of common stock, which were purchased for a total purchase price of $500,000.

          (d) N/A

          (e) N/A

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect
          -------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          In connection with the private placement described in the Schedule 13D, the Reporting Persons, among others, entered into
(1) a Securities Purchase Agreement, dated December 12, 2006 (the ?Purchase Agreement?), pursuant to which, among other things, the Reporting Persons purchased the securities described in Item 5 part
(c) of this Schedule 13D, and (2) a Registration Rights Agreement, dated December 12, 2006 (the ?Registration Rights Agreement?), pursuant to which, among other things, the Reporting Persons and the Company agreed to the terms under which the Company shall register the shares issued under the Purchase Agreement for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, and perform various other obligations and agreements related to such registration, as specifically set forth in the Registration Rights Agreement.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1: Letter from Clint D. Coghill+* to the Board of Directors of Kintera, Inc., dated February 7, 2007.

Explanation of Responses:
* The reporting persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

** Does not include warrants to purchase shares of common stock that are not exercisable within 60 days.

*** Based on 40,080,940 shares of common stock issued and outstanding as of December 20, 2006, as reported by the issuer in its Registrations
 Statement on Form S-3 filed with the Securities and Exchange Commission on December 27, 2006.

+ Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held

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CUSIP NO. 49720P506                     13D                          PAGE 7 OF 8
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2007


/S/ Clint D. Coghill+*
----------------------------
Clint D. Coghill+*

/S/ Coghill Capital Management, LLC+*
----------------------------
Coghill Capital Management, LLC+*

/S/ CCM Qualified Master Fund, Ltd.*
----------------------------
CCM Qualified Master Fund, Ltd.*

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CUSIP NO. 49720P506                     13D                          PAGE 8 OF 8
-------------------                                                  -----------

                                    EXHIBIT 1


To:
Hector Garcia-Molina, Ph.D.
Philip Heasley
Alfred R. Berkeley III
Robert Korzeniewski, C.P.A.
Deborah D. Rieman, Ph.D.
Harry E. Gruber, M.D.
Allen B. Gruber
Dennis N. Berman

c/o Kintera, Inc.
9605 Scranton Road, Suite 200
San Diego, California 92121

Dear Board Members,

Coghill Capital Management, LLC (?CCM?) manages a fund which owns
3,979,407 shares of Kintera, Inc. (?Kintera? or ?the Company?) common stock, equating to an effective ownership of 9.9%.

CCM would like to express to the board of directors of Kintera its support for change in the Chief Executive role of the Company. Specifically, we are in support of a change whereby Harry Gruber relinquishes control of the day-to-day operations of Kintera. While we fully acknowledge Harry?s significant contribution to the development of Kintera, thus far we believe that he is not the ideal manager to continue at the helm of the Company.

In our view, Harry?s track record with respect to managing Kintera has demonstrated an ongoing inability to achieve business goals and objectives resulting in destruction of shareholder value, as well as the squandering of a considerable market opportunity for which Kintera?s solution is well suited to take advantage of. Kintera?s lack of acquisition integration and cost rationalization have led to massive and ongoing losses necessitating several equity financings that have been significantly dilutive to existing shareholders. Unrealized performance projections and consistent cash burn have caused the investment community to become disenchanted; as evidenced by Kintera?s current $1.30 stock price (as of close on February 5, 2007), which is a fraction of the Company?s $7.00 per share IPO price in 2003.

As Harry is both the Chairman and Chief Executive of the Company, we are concerned that he has the ability to exert undue influence over strategic and operational decisions without meaningful checks and balances. Further, as we view a certain level of dialogue between boards of directors and investors to be important and constructive, we are especially concerned with Kintera?s policy of prohibiting independent board member communication with the investment community.
In this particular case, we view such communication to be key to catalyzing change and we support Harry?s replacement with a professional manager as a necessary step to drive Kintera to sustained profitability.


Very sincerely,



Clint Coghill
President & CIO of Coghill Capital Management, LLC